SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 1999 or

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from to
          ----------    ----------

COMMISSION FILE NUMBER 1-12716

   A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            KOPPERS INDUSTRIES, INC.
                     SAVINGS PLAN FOR UNION HOURLY EMPLOYEES

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            KOPPERS INDUSTRIES, INC.
                               436 Seventh Avenue
                       Pittsburgh, Pennsylvania 15219-1800

REQUIRED INFORMATION

                            Koppers Industries, Inc.
                     Savings Plan for Union Hourly Employees

           Statement of Net Assets Available for Benefits (Unaudited)

                                December 31, 1999


ASSETS
Investments at fair value:
   Putnam Income Fund                                           $   81,718
   Putnam Voyager Fund                                             566,582
   Putnam New Opportunities Fund                                   476,705
   Putnam Asset Allocation:  Growth Portfolio                      159,427
   Putnam Asset Allocation:  Balanced Portfolio                    151,293
   Putnam Asset Allocation:  Conservative Portfolio                 62,922
   Putnam S&P 500 Index Fund                                       471,320
   Putnam International Growth Fund                                128,888
   Putnam New Value Fund                                            13,906
   Putnam Stable Value Fund                                        333,899
   Company Stock Fund                                                9,383
                                                                ------------
Total investments                                                2,456,043

Employer's contribution receivable                                  15,117
Employee contribution receivable                                    52,972
                                                                ------------
Net assets available for benefits                               $2,524,132
                                                                ============


See accompanying notes.




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



                            Koppers Industries, Inc.
                     Savings Plan for Union Hourly Employees

      Statement of Changes in Net Assets Available for Benefits (Unaudited)

                          Year ended December 31, 1999

Additions to net assets attributed to:
   Investment income:
     Net realized/unrealized appreciation in fair
        value of investments                                       $  376,502
     Interest and dividends                                           133,352
                                                                  -------------
                                                                      509,854
   Contributions:
     Employer                                                          94,677
     Employee                                                         298,468
                                                                  -------------
                                                                      393,145
                                                                  -------------
Total additions                                                       902,999

Investment fees                                                          (150)
Benefit payments                                                      (60,574)
Transfer from other affiliated plans                                1,037,463
                                                                  -------------
Net increase in assets available                                    1,879,738

Net assets available for benefits at beginning of year                644,394
                                                                  -------------
Net assets available for benefits at end of year                   $2,524,132
                                                                  =============


See accompanying notes.


                            Koppers Industries, Inc.
                     Savings Plan for Union Hourly Employees

                    Notes to Financial Statements (Unaudited)

                                December 31, 1999


1. SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF THE PLAN

The Koppers Industries, Inc. Savings Plan for Union Hourly Employees was amended as of January 1, 1999 and is a defined contributions profit sharing and savings plan, with a 401(k) salary reduction feature. Effective January 1, 1999, the Koppers Industries, Inc. Employees Savings Plan for the Hourly Employees of the Monessen Coke Plant, Koppers Industries, Inc. Employees Savings Plan for the Union Hourly Woodward Employees, Koppers Industries, Inc. Employees Savings Plan for the Union Hourly Employees of the Denver Plant and Koppers Industries, Inc. Employees Savings Plan for the Union Hourly Employees of the Gainesville Plant were merged into the Koppers Industries Inc. Savings Plan for Hourly Employees of the Clairton Plant. As a result of the mergers, the Plan was renamed the Koppers Industries, Inc. Savings Plan for Union Hourly Employees (the Plan). In connection with the mergers, net assets of $1,037,463 were transferred to the Plan during 1999.


Collective-bargaining employees of Koppers Industries, Inc. (the Company) are eligible to participate in the Plan once eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

CONTRIBUTIONS

Employee contributions can range from 1% to 16% of their annual compensation subject to Internal Revenue Code limitations. Matching contributions vary based on the plant location of the participant.

ROLLOVER CONTRIBUTIONS

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans) with the consent of the Board of Directors' Administrative Committee, subject to certain requirements.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

1.  SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

VESTING

Participants are 100% vested in the value of all contributions upon retirement, death, involuntary termination, or permanent disability.

PARTICIPANT DISTRIBUTIONS

At the election of the participant, distributions may be paid using one or more of the following methods:

o    a single payment; or

o installments over a period not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his designated beneficiary.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENTS VALUATION

Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Industries, Inc. common stock are valued at fair value based upon an independent valuation obtained by management.

2.  INVESTMENTS

The net appreciation (depreciation) in investments by investment type is summarized as follows:

                                                             NET CHANGES IN
                                                               FAIR VALUE
                                                            ----------------
                                                               DECEMBER 31
                                                                  1999
                                                            ----------------

Investments at fair value as determined by quoted
  market prices:
     Registered investment companies                             $374,157
     Company stock                                                  2,345
                                                            ----------------
                                                                 $376,502
                                                            ================

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4. INCOME TAX STATUS

The Plan applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.


EXHIBITS

     None.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Koppers Industries, Inc. Savings Plan for Union Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            KOPPERS INDUSTRIES, INC. SAVINGS
                                            PLAN FOR UNION HOURLY EMPLOYEES

     Date:  JUNE 16, 2000                   By:  /s/ Randall D. Collins
          --------------------------           ------------------------
                                                     Randall D. Collins


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